Exhibit 99.1

FOR IMMEDIATE RELEASE

SAND ANNOUNCES REVOCATION OF CEASE TRADE ORDER AND CLARIFIES THE PRESENTATION OF CONVERTIBLE DEBENTURES UNDER IFRS IN THE INTERIM FINAL STATEMENTS FOR THE PERIOD ENDED APRIL 30, 2012

Montreal, Quebec – October 10, 2012: SAND Technology Inc. (OTCBB:SNDTF.OB), (the “Corporation”) today announced that the cease trade order issued by the Autorité des Marchés Financiers (“AMF”) on July 18, 2012 was revoked effective October 10, 2012. The AMF issued the cease trade order for a failure to file continuous disclosure materials including the unaudited interim financial statements for the period ended April 30, 2012, management’s discussion and analysis, and certification of interim filings for the period ended for the period ended April 30, 2012.

As previously disclosed, the Corporation’s board of directors and management team initiated a review of the business, including consideration of all available strategic options with the objective of maximizing value for shareholders. There can be no assurance, however, that the strategic review will result in any specific transaction.

In addition, the Corporation would like to clarify a prior-period adjustment relating to the presentation of convertible debentures under IFRS.

Presentation of Convertible Debentures under IFRS in the Interim Final Statements Ended April 30, 2012

Under Canadian GAAP, the component parts of compound financial instruments (convertible debenture) issued by the Company were classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The conversion option that was to be settled by the exchange of a fixed amount of cash for a fixed number of the Company’s own equity instruments was classified as an equity instrument.

The treatment under IFRS is different. Under IFRS, the conversion option that will be settled by the exchange of a fixed amount of cash for a fixed number of the Company’s own equity instruments is classified as a financial liability as opposed to an equity instrument since the instrument does not meet the required tests under IFRS.

Consequently, upon review by management the following changes were made: (i) the equity component in the amount of $446,027 and the value of the warrants credited to contributed surplus in the amount of $305,600 that were previously recognized under Canadian GAAP were written off; (ii) at conversion date (i.e. August 1, 2010), the liability portion of the financial instrument was adjusted to $647,321 and the derivative components were classified as other financial liabilities in the amount of $342,927; (iii) an adjustment of $209,688 was charged to deficit; and (iv) for the three-month and nine-month period ended April 31, 2011, accretion expense was increased by $10,373 and $31,118 respectively.

About SAND Technology
SAND is the world's most advanced analytic database for customer data, managing massive amounts of big data, driving unparalleled performance, and deploying actionable insight to tens of thousands of users across the enterprise. With industry-leading software solutions for CRM and Loyalty analytics, SAND delivers best-of-breed analytic performance to over 600 customers. SAND Technology has offices in the United States, Canada, UK and Germany and can be reached online at www.sand.com.

Investor Relations
Mr. Wayne Musselman
Director
SAND Technology Inc.
514-939-3477